__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 22 April 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	22 April 2004
Number	20/04

BHP BILLITON PRODUCTION REPORT

FOR THE QUARTER ENDED 31 MARCH 2004

BHP Billiton today released its production report for the quarter ended 31 March 2004.
  Production for all major minerals commodities higher than the March 2003 quarter.
  Strong natural gas and LPG production compared with the March 2003 quarter.
  Record quarterly aluminium production resulting from the ramp up of production at the Hillside 3 (South Africa) expansion.
  Record quarterly alumina production.
  Record silver and lead production at Cannington (Australia) as a result of the ongoing debottlenecking project.
  Record quarterly nickel production.

  Total Petroleum Products - Total production for the March 2004 quarter was 29.8 million barrels of oil equivalent, five per cent higher than the March 2003 quarter and 2 per cent lower than the December 2003 quarter.
    Oil and Condensate - Production for the March 2004 quarter was 14.3 million barrels, six per cent lower than the 15.3 million barrels produced in the March 2003 quarter. This was mainly due to natural field decline in Laminaria (Australia), Griffin (Australia), Bass Strait (Australia), North West Shelf (Australia) and Liverpool Bay (UK) plus the divestment of our producing assets in Bolivia in the current quarter. This was partly offset by new production resulting from the commissioning of Ohanet (Algeria) in October 2003, Boris North (USA) in September 2003 and Boris South (USA) in February 2003. Production for the quarter was four per cent lower than the 14.9 million barrels produced in the December 2003 quarter, reflecting natural decline across the portfolio, higher cyclone downtime at North West Shelf and Griffin and the divestment of our producing assets in Bolivia. This was partly offset by the first full quarter production from Ohanet.
    Natural Gas - Production for the March 2004 quarter was 76.5 billion cubic feet, 14 per cent higher than the 67.0 billion cubic feet produced in the March 2003 quarter. This was due to increased demand from Bass Strait and the commissioning of the Zamzama Phase 1 development (Pakistan). These factors were partly offset by cyclone downtime in North West Shelf and Griffin and the divestment of our producing assets in Bolivia. Production for the quarter was one per cent lower than the 77.6 billion cubic feet produced in the December 2003 quarter due to cyclone downtime at North West Shelf and Griffin and divestment of our producing assets in Bolivia. This was partly offset by increased demand from Bass Strait and improved efficiency at Bruce (UK) following maintenance shutdowns in the previous quarter.
  Alumina - Production for the March 2004 quarter was a record 1.1 million tonnes, six per cent higher than the March 2003 quarter, mainly due to stronger production at Worsley (Australia). Production was in line with the December 2003 quarter.

  Aluminium - Production for the March 2004 quarter was a record 333,000 tonnes, 25 per cent higher than the March 2003 quarter mainly reflecting the ramp up of production from the Mozal 2 (Mozambique) and Hillside 3 expansions, which reached full commissioning in August 2003 and December 2003 respectively. Production was eight per cent higher than the December 2003 quarter mainly due to the ramp up of production at Hillside and higher production at Alumar (Brazil) following an electrical outage in July 2003.

  Copper - Production for the March 2004 quarter was 240,600 tonnes, four per cent higher than the March 2003 quarter and six per cent higher than the December 2003 quarter. This mainly reflects higher production at Escondida (Chile) and Tintaya (Peru), partly offset by sale of the Group's interest in Highland Valley Copper (Canada) and Alumbrera (Argentina) in January 2004 and April 2003 respectively.
  Iron Ore - Western Australian production of 22.3 million tonnes (100 per cent basis) was in line with the December 2003 quarter and 26 per cent higher than the March 2003 quarter due to ongoing strong market conditions, and increased Chinese demand for iron ore. Despatches from Western Australia also remained strong with the March 2004 quarter in line with the December 2003 quarter and 13 per cent higher than the March 2003 quarter. Total iron ore production of 21.1 million tones (BHP Billiton share) from Western Australia and Samarco (Brazil) was in line with the December 2003 quarter and 22 per cent higher than the March 2003 period.

  Metallurgical Coal - Production for the quarter of 8.5 million tonnes was in line with both the December 2003 and March 2003 quarters, reflecting continued strong market conditions. Queensland Coal (Australia) production of 7.1 million tonnes in the March 2004 quarter was in line with the December 2003 and March 2003 quarters, while Illawarra Coal (Australia) production of 1.5 million tonnes was in line with the December 2003 quarter and four per cent lower than the March 2003 quarter. The decrease in production at Illawarra reflects difficult mining conditions at the West Cliff colliery.

  Manganese - Ore production of 1.3 million tonnes was 42 per cent higher than the March 2003 quarter and five per cent higher than the December 2003 quarter, reflecting increased customer demand, particularly from China. Alloy production of 179,000 tonnes was in line with both the March 2003 and December 2003 quarters, reflecting continued strong market conditions.

  Hot briquetted iron - Production for the March 2004 quarter of 399,000 tonnes was 24 per cent lower than the December 2003 quarter and 14 per cent lower than the March 2003 quarter. The decrease in production was due to maintenance activities and adverse weather conditions during the period.

  Ekati(TM) Diamonds - Production of 1.0 million carats was lower than the 1.7 million carats produced in the December 2003 quarter. This decrease reflects the completion of processing from a pocket of high grade material from the Koala pit in December 2003. March 2004 quarter production was in line with the March 2003 quarter.
  Energy Coal - Production for the March 2004 quarter was 21.3 million tonnes, eight per cent higher than the March 2003 quarter. The increase is mainly due to higher production at Cerrejon Coal (Colombia), New Mexico Coal (USA) San Juan mine and the ramp up at Mount Arthur North (Australia). Production was seven per cent higher than the December 2003 quarter mainly due to higher production at New Mexico Coal along with lower production at Cerrejon Coal in December 2003 due to adverse weather conditions. Production at Ingwe (South Africa) was in line with both the March 2003 and December 2003 quarters.

  Nickel - Production for the quarter of 21,200 tonnes was 14 per cent higher than the March 2003 quarter, mainly reflecting the benefit of ongoing process enhancements arising from the operating excellence initiatives at both Cerro Matoso (Colombia) and Yabulu (Australia). Production was six per cent higher than the December 2003 quarter due to the conversion of work in process inventories to finished goods at Yabulu following scheduled maintenance in the December 2003 quarter.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Tracey Whitehead, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 419 404 978 email: Tracey.Whitehead@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			9 MONTHS ENDED		% CHANGE
							MAR Q04	MAR Q04	YTD 04
		MARCH	DEC	MARCH	MARCH	MARCH	vs	vs	vs
		2003	2003	2004	2004	2003	MAR Q03	DEC Q03	YTD 03

PETROLEUM
Crude oil & condensate	('000 bbl)	15,310	14,877	14,341	44,730	50,258	-6%	-4%	-11%
Natural gas	(bcf)	66.99	77.57	76.47	239.23	208.26	14%	-1%	15%
LPG	('000 tonnes)	160.62	200.51	217.83	617.67	537.55	36%	9%	15%
Ethane	('000 tonnes)	22.35	25.25	16.59	69.16	69.93	-26%	-34%	-1%
Total Petroleum Products	(million boe)	28.4	30.2	29.8	92.1	91.5	5%	-2%	1%

ALUMINIUM
Alumina	('000 tonnes)	1,003	1,050	1,062	3,165	3,032	6%	1%	4%
Aluminium	('000 tonnes)	267	308	333	923	801	25%	8%	15%

BASE METALS
Copper	('000 tonnes)	231.3	226.8	240.6	681.8	641.4	4%	6%	6%
Lead	(tonnes)	59,065	55,211	70,838	185,413	180,653	20%	28%	3%
Zinc	(tonnes)	46,755	45,912	35,194	130,200	139,412	-25%	-23%	-7%
Gold	(ounces)	57,802	32,085	32,983	94,238	182,130	-43%	3%	-48%
Silver	('000 ounces)	10,355	9,980	12,055	32,631	31,485	16%	21%	4%
Molybdenum	(tonnes)	373	290	81	696	1,051	-78%	-72%	-34%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	17,237	21,728	21,085	63,683	54,312	22%	-3%	17%
Metallurgical coal	('000 tonnes)	8,556	8,445	8,532	26,076	25,596	0%	1%	2%
Manganese ores	('000 tonnes)	890	1,199	1,264	3,616	3,044	42%	5%	19%
Manganese alloys	('000 tonnes)	177	183	179	509	542	1%	-2%	-6%
Hot briquetted iron	('000 tonnes)	465	527	399	1,422	1,212	-14%	-24%	17%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	1,015	1,704	1,015	4,271	3,040	0%	-40%	40%

ENERGY COAL
Energy coal	('000 tonnes)	19,735	19,978	21,279	62,391	59,712	8%	7%	4%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	18.6	20.0	21.2	61.8	57.1	14%	6%	8%
Ferrochrome	('000 tonnes)	263	269	266	762	731	1%	-1%	4%

Throughout this report figures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					9 MONTHS ENDED
	BHP Billiton	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	Interest	2003	2003	2003	2003	2004	2004	2003

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	15,310	15,635	15,512	14,877	14,341	44,730	50,258
Natural gas	(bcf)	66.99	72.91	85.19	77.57	76.47	239.23	208.26
LPG	('000 tonnes)	160.62	205.57	199.33	200.51	217.83	617.67	537.55
Ethane	('000 tonnes)	22.35	24.97	27.32	25.25	16.59	69.16	69.93
Total Petroleum Products	(million boe)	28.4	30.3	32.1	30.2	29.8	92.1	91.5

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	658	724	699	700	704	2,103	2,018
Suriname	45%	222	223	227	230	228	685	656
Alumar	36%	123	113	127	120	130	377	358
Total		1,003	1,060	1,053	1,050	1,062	3,165	3,032

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	133	132	135	151	169	455	402
Bayside	100%	48	46	47	46	45	138	139
Alumar	46.3%	45	45	31	36	44	111	133
Valesul	45.5%	10	11	11	11	11	33	32
Mozal	47%	31	39	58	64	64	186	95
Total		267	273	282	308	333	923	801

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	118.5	126.6	115.9	109.1	130.8	355.8	292.5
Tintaya (c)	100%	-	-	-	15.0	22.9	37.9	-
Antamina	33.8%	23.6	21.2	16.9	20.5	24.6	62.0	75.7
Alumbrera (d)	25%	9.9	-	-	-	-	-	34.4
Highland Valley Copper (e)	33.6%	13.2	13.8	14.1	14.2	-	28.3	42.4
Selbaie (f)	100%	1.7	1.8	1.6	1.8	0.8	4.1	6.6
Total		166.9	163.4	148.5	160.6	179.1	488.1	451.6

Cathode ('000 tonnes)
Escondida	57.5%	20.4	21.1	21.4	21.8	21.7	64.9	57.4
Cerro Colorado	100%	32.5	33.0	33.1	33.0	28.1	94.2	98.1
Tintaya (c)	100%	9.0	9.1	9.0	9.0	9.3	27.3	26.3
Pinto Valley	100%	2.5	2.6	2.5	2.4	2.4	7.3	8.0
Total		64.4	65.8	66.0	66.2	61.5	193.7	189.8

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	58,711	59,389	59,364	55,211	70,838	185,413	178,038
Pering (g)	100%	354	-	-	-	-	-	2,615
Total		59,065	59,389	59,364	55,211	70,838	185,413	180,653

ZINC
Payable metal in concentate (tonnes)
Cannington	100%	15,480	18,479	14,850	11,692	13,589	40,131	45,383
Antamina	33.8%	20,519	28,553	27,933	27,026	19,099	74,058	54,132
Selbaie (f)	100%	6,421	7,364	6,311	7,194	2,506	16,011	22,801
Pering (g)	100%	4,335	-	-	-	-	-	17,096
Total		46,755	54,396	49,094	45,912	35,194	130,200	139,412

Refer footnotes on page 4.

BASE METALS (continued)
GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	17,458	20,664	25,016	24,833	27,561	77,410	43,468
Tintaya (c)	100%	-	-	-	2,658	4,009	6,667	-
Alumbrera (d)	25%	35,084	-	-	-	-	-	121,303
Selbaie (f)	100%	4,146	4,081	3,129	3,428	1,413	7,970	13,701
Highland Valley Copper (e)	33.6%	1,114	1,007	1,025	1,166	-	2,191	3,658
Total		57,802	25,752	29,170	32,085	32,983	94,238	182,130

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	8,773	8,161	9,177	8,287	10,485	27,949	26,711
Escondida	57.5%	471	538	561	550	605	1,716	1,162
Antamina	33.8%	617	517	435	494	588	1,517	1,710
Tintaya (c)	100.0%	-	-	-	170	239	409	-
Alumbrera (d)	25.0%	75	-	-	-	-	-	200
Highland Valley Copper (e)	33.6%	140	143	160	163	-	323	461
Selbaie (f)	100%	279	284	263	316	138	717	1,241
Total		10,355	9,643	10,596	9,980	12,055	32,631	31,485

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	113	21	25	20	81	126	321
Highland Valley Copper (e)	33.6%	260	280	300	270	-	570	730
Total		373	301	325	290	81	696	1,051

CARBON STEEL MATERIALS
IRON ORE (h)
Production ('000 tonnes)
Mt Newman Joint Venture	85%	4,964	6,221	6,639	6,707	6,031	19,377	15,737
Goldsworthy Joint Venture (i)	85%	1,497	1,497	1,633	1,477	1,348	4,458	5,196
Area C Joint Venture (j)	85%	-	19	341	1,048	1,768	3,157	-
Yandi Joint Venture	85%	7,452	8,353	8,679	9,005	8,429	26,113	23,435
Jimblebar	100%	1,371	1,428	1,622	1,520	1,647	4,789	3,990
Samarco	50%	1,953	1,902	1,956	1,971	1,862	5,789	5,954
Total		17,237	19,420	20,870	21,728	21,085	63,683	54,312

METALLURGICAL COAL (k)
Production ('000 tonnes)
BMA	50%	5,838	5,769	5,591	5,395	5,263	16,249	15,522
BHP Mitsui Coal (l)	80%	1,200	2,033	1,926	1,591	1,811	5,328	4,535
Illawarra	100%	1,518	1,224	1,582	1,459	1,458	4,499	5,539
Total		8,556	9,026	9,099	8,445	8,532	26,076	25,596

MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (m)	60%	534	574	600	651	604	1,855	1,675
Australia (m)	60%	356	484	553	548	660	1,761	1,369
Total		890	1,058	1,153	1,199	1,264	3,616	3,044

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (m)	60%	117	137	93	122	116	331	366
Australia (m)	60%	60	58	54	61	63	178	176
Total		177	195	147	183	179	509	542

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron	100%	465	458	496	527	399	1,422	1,212

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	1,015	1,300	1,552	1,704	1,015	4,271	3,040

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,256	13,812	13,782	13,472	13,231	40,485	40,427
USA	100%	3,147	3,877	3,560	2,829	3,687	10,076	10,286
Australia	100%	1,922	2,041	1,756	2,054	2,318	6,128	4,400
Indonesia (n)	80%	28	-	-	-	-	-	273
Colombia	33%	1,382	2,261	2,036	1,623	2,043	5,702	4,326
Total		19,735	21,991	21,134	19,978	21,279	62,391	59,712

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	11.1	12.2	12.4	12.2	12.5	37.1	34.7
Yabulu	100%	7.5	8.8	8.2	7.8	8.7	24.7	22.4
Total		18.6	21.0	20.6	20.0	21.2	61.8	57.1

FERROCHROME
Saleable production ('000 tonnes)
South Africa (m)	60%	263	259	227	269	266	762	731

(a) Metal production is reported on the basis of payable metal.
(b) The Escondida Phase IV expansion was commissioned in October 2002.
(c) Sulphide production at Tintaya was temporarily reduced in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.
(d) BHP Billiton announced the sale of its interest in Alumbrera in March 2003. The sale transaction reached closure in June 2003.
(e) BHP Billiton sold its interest in Highland Valley Copper with effect from January 3, 2004.
(f) Production at Selbaie ceased in February 2004, in accordance with mine plan. Shipments are expected to cease in May 2004.
(g) Production ceased at Pering, ahead of mine closure, in February 2003.
(h) Iron ore production is reported on a wet tonnes basis.
(i) Includes bulk sample production from Area C prior to May 2003.
(j) Production commenced in May 2003.
(k) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(l) Shown on 100% basis before 20% outside equity interest.
(m) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(n) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
Mining operations at Petangis ceased in October 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2003	2003	2003	2003	2004	2004	2003
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	5,391	5,643	5,872	5,333	5,174	16,379	17,989
North West Shelf - condensate	1,566	1,560	1,491	1,204	1,352	4,047	4,678
North West Shelf - Wanaea/Cossack	1,679	1,606	1,604	1,675	1,519	4,798	5,210
Laminaria	1,419	1,161	1,151	966	928	3,045	6,202
Griffin	831	708	742	563	380	1,685	3,201
Pakistan	16	14	53	53	50	156	51
Typhoon/Boris (a)	852	1,430	1,214	1,605	1,457	4,276	2,739
Americas	816	715	608	586	332	1,526	2,186
Liverpool Bay	2,174	2,344	2,324	2,061	1,926	6,311	6,475
Bruce/Keith	566	454	453	387	423	1,263	1,527
Algeria (b)				444	800	1,244	-
Total	15,310	15,635	15,512	14,877	14,341	44,730	50,258

NATURAL GAS (billion cubic feet)
Bass Strait	17.51	25.37	33.04	23.86	24.95	81.85	71.65
North West Shelf - Domestic	3.81	4.07	3.99	3.95	3.91	11.85	11.25
North West Shelf - LNG	15.11	15.41	16.74	14.93	13.74	45.41	46.59
Griffin	0.81	0.81	0.96	0.90	0.44	2.30	2.79
Pakistan	2.57	2.33	7.86	7.83	7.51	23.20	8.16
Typhoon/Boris (a)	2.03	2.03	1.58	2.41	2.14	6.13	4.12
Americas	3.34	3.42	3.25	3.73	2.60	9.58	11.05
Bruce	10.04	8.17	8.77	8.52	9.27	26.56	25.18
Keith	0.15	0.14	0.11	0.08	0.17	0.36	0.37
Liverpool Bay	11.62	11.16	8.89	11.36	11.74	31.99	27.10
Total	66.99	72.91	85.19	77.57	76.47	239.23	208.26

LPG ('000 tonnes)
Bass Strait	111.74	135.18	150.19	130.02	111.26	391.47	376.63
North West Shelf	32.67	32.39	34.21	28.11	29.59	91.91	100.03
Bruce	15.10	37.24	14.12	17.71	18.40	50.23	58.02
Keith	1.11	0.76	0.81	0.31	0.82	1.94	2.87
Algeria (b)				24.36	57.76	82.12	-
Total	160.62	205.57	199.33	200.51	217.83	617.67	537.55

ETHANE ('000 tonnes)	22.35	24.97	27.32	25.25	16.59	69.16	69.93

TOTAL PETROLEUM PRODUCTS	28.4	30.3	32.1	30.2	29.8	92.15	91.50
(million barrels of oil equivalent) (c)

(a) Boris commenced production in February 2003.
(b) Ohanet commenced production in October 2003.
(c) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2003	2003	2003	2003	2004	2004	2003
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	658	724	699	700	704	2,103	2,018
Paranam, Suriname	222	223	227	230	228	685	656
Alumar, Brazil	123	113	127	120	130	377	358
Total	1,003	1,060	1,053	1,050	1,062	3,165	3,032

Sales
Worsley, Australia	751	636	697	740	652	2,089	2,115
Paranam, Suriname	243	228	221	250	233	704	697
Alumar, Brazil	124	107	120	128	144	392	379
Total	1,118	971	1,038	1,118	1,029	3,185	3,191

ALUMINIUM
Production
Hillside, South Africa	133	132	135	151	169	455	402
Bayside, South Africa	48	46	47	46	45	138	139
Alumar, Brazil	45	45	31	36	44	111	133
Valesul, Brazil	10	11	11	11	11	33	32
Mozal, Mozambique	31	39	58	64	64	186	95
Total	267	273	282	308	333	923	801

Sales
Hillside, South Africa	133	143	134	145	176	455	392
Bayside, South Africa	48	48	54	35	49	138	140
Alumar, Brazil	38	51	38	25	39	102	128
Valesul, Brazil	9	10	11	12	11	34	30
Mozal, Mozambique	33	41	61	40	78	179	95
Total	261	293	298	257	353	908	785

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2003	2003	2003	2003	2004	2004	2003
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	73,466	74,665	69,342	82,909	78,723	230,974	222,440
Sulphide ore milled (100%)	('000 tonnes)	16,744	16,416	18,888	18,299	19,618	56,805	41,518
Average copper grade	(%)	1.49%	1.62%	1.33%	1.31%	1.48%	1.38%	1.52%
Production ex Mill (100%)	('000 tonnes)	210.8	230.9	208.2	197.1	239.6	644.9	528.2

Production
Payable copper	('000 tonnes)	118.5	126.6	115.9	109.1	130.8	355.8	292.5
Payable gold concentrate	(fine ounces)	17,458	20,664	25,016	24,833	27,561	77,410	43,468
Copper cathode (SXEW)	('000 tonnes)	20.4	21.1	21.4	21.8	21.7	64.9	57.4
Payable silver concentrate	('000 ounces)	471	538	561	550	605	1,716	1,162

Sales
Payable copper	('000 tonnes)	113.5	128.9	116.2	114.8	127.3	358.3	295.3
Payable gold concentrate	(fine ounces)	17,166	20,138	25,335	26,984	28,545	80,864	45,564
Copper cathode (SXEW)	('000 tonnes)	19.3	20.3	18.1	23.8	26.2	68.1	56.9
Payable silver concentrate	('000 ounces)	484	584	574	634	612	1,820	1,153

(a) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a)
Material mined	('000 tonnes)	-	-	4,151	17,450	17,206	38,807	-
Ore milled	('000 tonnes)	-	-	-	1,408	1,609	3,017	-
Average copper grade	(%)	-	-	-	1.38%	1.61%	1.50%	-

Production
Payable copper	('000 tonnes)	-	-	-	15.0	22.9	37.9	-
Payable gold concentrate	(fine ounces)	-	-	-	2,658	4,009	6,667	-
Copper cathode (SXEW)	('000 tonnes)	9.0	9.1	9.0	9.0	9.3	27.3	26.3
Payable silver concentrate	('000 ounces)	-	-	-	170.0	238.5	408.5	-

Sales
Payable copper	('000 tonnes)	-	-	-	10.6	23.1	33.7	-
Payable gold concentrate	(fine ounces)	-	-	-	3,086	4,372	7,458	-
Copper cathode (SXEW)	('000 tonnes)	8.7	9.5	8.9	8.7	8.2	25.8	25.4
Payable silver concentrate	('000 ounces)	-	-	-	100.0	240.1	340.1	-

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.

Cerro Colorado, Chile
Material mined	('000 tonnes)	16,564	16,458	20,332	19,855	16,199	56,386	49,554
Ore milled	('000 tonnes)	3,916	4,130	4,346	4,405	3,700	12,451	11,617
Average copper grade	(%)	1.00%	0.96%	0.99%	1.00%	0.92%	0.97%	1.00%

Production
Copper cathode	('000 tonnes)	32.5	33.0	33.1	33.0	28.1	94.2	98.1

Sales
Copper cathode	('000 tonnes)	39.3	31.5	28.9	35.2	27.8	91.9	95.6

Antamina, Peru
Material mined (100%)	('000 tonnes)	25,290	28,353	30,174	28,474	28,588	87,236	81,322
Ore milled (100%)	('000 tonnes)	6,424	6,697	6,018	7,273	6,954	20,245	19,613
Average head grades
- Copper	(%)	1.32%	1.09%	1.17%	1.17%	1.26%	1.20%	1.35%
- Zinc	(%)	1.54%	1.97%	2.17%	1.77%	1.48%	1.79%	1.32%

Production
Payable copper	('000 tonnes)	23.6	21.2	16.9	20.5	24.6	62.0	75.7
Payable zinc	(tonnes)	20,519	28,553	27,933	27,026	19,099	74,058	54,132
Payable silver	('000 ounces)	617	517	435	494	588	1,517	1,710
Payable molybdenum	('000 tonnes)	0.11	0.02	0.03	0.02	0.08	0.13	0.32

Sales
Payable copper	('000 tonnes)	22.4	21.2	18.6	22.6	20.2	61.4	78.8
Payable zinc	(tonnes)	15,400	31,034	26,781	26,928	14,219	67,928	48,991
Payable silver	('000 ounces)	575	435	420	491	423	1,334	1,695
Payable molybdenum	('000 tonnes)	0.10	0.10	0.01	0.03	0.04	0.09	0.29

Cannington, Australia
Material mined	('000 tonnes)	601	588	637	699	729	2,065	1,805
Ore milled	('000 tonnes)	589	560	589	598	698	1,885	1,752
Average head grades
- Silver	(g/t)	550	525	564	497	539	533	550
- Lead	(%)	11.8%	12.1%	11.5%	10.5%	11.4%	11.2%	11.8%
- Zinc	(%)	4.3%	5.3%	4.0%	3.4%	3.5%	3.6%	4.3%

Production
Payable silver	('000 ounces)	8,773	8,161	9,177	8,287	10,485	27,949	26,711
Payable lead	(tonnes)	58,711	59,389	59,364	55,211	70,838	185,413	178,038
Payable zinc	(tonnes)	15,480	18,479	14,850	11,692	13,589	40,131	45,383

Sales
Payable silver	('000 ounces)	8,800	8,412	6,765	10,716	8,569	26,050	27,225
Payable lead	(tonnes)	58,366	58,742	43,953	69,447	56,259	169,659	180,985
Payable zinc	(tonnes)	18,155	13,288	16,223	15,443	12,790	44,456	45,111

Selbaie, Canada (a)
Ore milled	('000 tonnes)	919	982	858	1,017	346	2,221	2,967
Average head grades
- Zinc	(%)	1.11%	1.18%	1.13%	1.13%	1.16%	1.14%	1.20%
- Copper	(%)	0.25%	0.24%	0.25%	0.24%	0.30%	0.25%	0.29%
- Gold	(g/t)	0.23	0.23	0.22	0.20	0.24	0.21	0.24
- Silver	(g/t)	22.15	20.62	22.38	24.25	26.64	23.90	26.93

Production
Payable zinc	(tonnes)	6,421	7,364	6,311	7,194	2,506	16,011	22,801
Payable copper	(tonnes)	1,654	1,768	1,606	1,764	770	4,140	6,554
Payable gold concentrate	(ounces)	4,146	4,081	3,129	3,428	1,413	7,970	13,701
Payable silver	('000 ounces)	279	284	263	316	138	717	1,241

Sales
Payable zinc	(tonnes)	6,649	6,812	6,209	7,429	4,127	17,765	23,755
Payable copper	(tonnes)	2,751	1,612	1,918	1,615	1,741	5,274	7,681
Payable gold concentrate	(ounces)	5,508	4,280	4,384	3,377	3,364	11,125	14,522
Payable silver	('000 ounces)	444	355	292	253	317	862	1,449

(a) Production ceased in February 2004, in accordance with mine plan. Shipments are expected to cease in May 2004.

Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.5	2.6	2.5	2.4	2.4	7.3	8.0

Sales
Copper cathode (SXEW)	('000 tonnes)	2.6	2.6	2.5	2.4	2.3	7.2	7.9

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2003	2003	2003	2003	2004	2004	2003
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	4,964	6,221	6,639	6,707	6,031	19,377	15,737
Goldsworthy Joint Venture (b)	1,497	1,497	1,633	1,477	1,348	4,458	5,196
Area C Joint Venture (c)	-	19	341	1,048	1,768	3,157	-
Yandi Joint Venture	7,452	8,353	8,679	9,005	8,429	26,113	23,435
Jimblebar	1,371	1,428	1,622	1,520	1,647	4,789	3,990
Total (BHP Billiton share)	15,284	17,518	18,914	19,757	19,223	57,894	48,358
Total production (100%)	17,739	20,359	21,965	22,975	22,326	67,266	56,188

Shipments
Lump	4,352	4,193	4,898	5,169	5,402	15,469	12,977
Fines	12,144	13,187	13,334	13,968	13,181	40,483	37,882
Total (BHP Billiton share)	16,496	17,380	18,232	19,137	18,583	55,952	50,859
Total shipments (100%)	19,407	20,448	21,450	22,515	21,862	65,827	59,836

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Area C prior to May 2003.
(c) Mining commenced in May 2003.

Samarco, Brazil
Production	1,953	1,902	1,956	1,971	1,862	5,789	5,954

Shipments	2,049	2,153	2,013	1,886	1,918	5,817	6,087

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,668	1,937	1,578	1,581	1,508	4,667	4,904
Goonyella	1,191	1,075	994	829	1,019	2,842	2,737
Peak Downs	1,009	1,076	1,004	1,004	881	2,889	2,555
Saraji	599	666	747	655	703	2,105	1,655
Norwich Park	610	527	524	582	556	1,662	1,634
Gregory Joint Venture	761	488	744	744	596	2,084	2,037
BMA total	5,838	5,769	5,591	5,395	5,263	16,249	15,522

BHP Mitsui Coal (b)
Riverside	300	1,014	969	812	967	2,748	1,627
South Walker Creek	900	1,019	957	779	844	2,580	2,908
BHP Mitsui Coal total	1,200	2,033	1,926	1,591	1,811	5,328	4,535
Queensland total	7,038	7,802	7,517	6,986	7,074	21,577	20,057

Shipments
Coking coal	4,707	4,395	4,838	5,258	5,116	15,212	12,906
Weak coking coal	1,569	1,525	1,617	1,649	1,585	4,851	4,811
Thermal coal	852	943	801	987	803	2,591	2,674
Total	7,128	6,863	7,256	7,894	7,504	22,654	20,391

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	1,518	1,224	1,582	1,459	1,458	4,499	5,539

Shipments
Coking coal	1,611	1,571	1,513	1,293	1,359	4,165	5,026
Thermal coal	242	179	91	47	134	272	471
Total	1,853	1,750	1,604	1,340	1,493	4,437	5,497

MANGANESE ORES
South Africa
Saleable production (a)	534	574	600	651	604	1,855	1,675

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	356	484	553	548	660	1,761	1,369

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	117	137	93	122	116	331	366

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	60	58	54	61	63	178	176

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production	465	458	496	527	399	1,422	1,212

Shipments	416	487	435	570	436	1,441	1,082

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					9 MONTHS ENDED
		MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
		2003	2003	2003	2003	2004	2004	2003
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	1,087	1,182	1,064	1,123	1,052	3,239	3,128

Production	('000 carats)	1,015	1,300	1,552	1,704	1,015	4,271	3,040

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2003	2003	2003	2003	2004	2004	2003
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,256	13,812	13,782	13,472	13,231	40,485	40,427

Sales
Export	5,696	6,339	5,274	5,500	5,354	16,128	17,953
Local utility	7,160	7,926	8,215	7,701	7,579	23,495	22,259
Inland	340	337	338	326	330	994	1,223
Total	13,196	14,602	13,827	13,527	13,263	40,617	41,435

New Mexico, USA
Production
Navajo Coal	1,797	2,497	2,240	1,553	1,709	5,502	5,553
San Juan Coal	1,350	1,380	1,320	1,276	1,978	4,574	4,733
Total	3,147	3,877	3,560	2,829	3,687	10,076	10,286

Sales - local utility	3,316	3,643	3,713	3,327	3,213	10,253	10,210

Hunter Valley, Australia
Production	1,922	2,041	1,756	2,054	2,318	6,128	4,400

Sales
Export	1,036	1,301	952	861	1,729	3,542	2,700
Inland	704	1,285	873	633	1,044	2,550	1,346
Total	1,740	2,586	1,825	1,494	2,773	6,092	4,046

Kalimantan, Indonesia
Production (a)
Petangis (b)	28	-	-	-	-	-	273
Total	28	-	-	-	-	-	273

Sales - export	56	-	-	-	-	-	294

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) Mining operations at Petangis ceased in October 2002.

Cerrejon Coal, Colombia
Production	1,382	2,261	2,036	1,623	2,043	5,702	4,326

Sales - export	1,971	2,247	1,966	1,999	1,828	5,793	5,068

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					9 MONTHS ENDED
	MARCH	JUNE	SEPT	DEC	MARCH	MARCH	MARCH
	2003	2003	2003	2003	2004	2004	2003
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	11.1	12.2	12.4	12.2	12.5	37.1	34.7

Sales	10.3	13.5	11.1	13.1	11.2	35.4	33.6

Yabulu, Australia
Production
Nickel	7.5	8.8	8.2	7.8	8.7	24.7	22.4
Cobalt	0.4	0.5	0.4	0.5	0.5	1.4	1.4

Sales
Nickel	8.1	9.5	7.8	8.4	8.0	24.2	23.5
Cobalt	0.5	0.5	0.4	0.5	0.5	1.4	1.5

FERROCHROME
South Africa
Saleable production (a)	263	259	227	269	266	762	731

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 22 April 2004